UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐               No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐               No  ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated December 27, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 27, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

Re. “Burgueño Daniel c / EN - CNV RE: Legal Proceeding (Proceso de Conocimiento)” (Docket 33763/2019) and Incident of Injunction.

I am writing to you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in relation to the Mandatory Public Tender Offer issued by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we hereby attach the note received from CVH this afternoon, informing of two notifications that were received on this date in relation with the proceedings of the reference.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

FREE TRANSLATION

Buenos Aires, December 27, 2019.

Mr. President of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, 13 Floor

City of Buenos Aires

RE.: Telecom Argentina S.A. Mandatory Public Tender Offer re. “Burgueño Daniel c / EN - CNV RE: Legal Proceeding (Proceso de Conocimiento)” (Docket 33,763 / 2019) and Incident of Injunction.

Dear sirs,

María Lucila Romero, in my capacity as attorney-in-fact of Cablevisión Holding S.A. (the “Company”), I am writing to inform you that the Company has been notified today of the following: i) the resolution of the Chamber 5 of the Court of Appeals on Federal Administrative Litigation Matters that confirms the extension of the injunction imposed by Resolution dated November 15, 2019 in re. “Burgueño Daniel c / EN - CNV s /Injunction (Autonomous)” (Docket 89.537 / 2018) and; ii) the first instance sentence in re. “Burgueño Daniel c / EN - CNV s /Injunction (Autonomous)” (Docket 89.537 / 2018), that ruling in favor of the complaint brought by Mr. Burgueño, provides that the Company is not obliged to make a Mandatory Public Tender Offer, pursuant to the terms set forth in section 32 subsection k) of the RG 779/18 and orders the Comisión Nacional de Valores to deem concluded the procedure timely initiated, ordering it to pay the costs and expenses of the proceedings (section 68, first paragraph of CPCCN). Likewise, it informs the Company that it must cease the continuation of the procedure initiated regarding the Mandatory Public Tender Offer.

The Company will in due course adopt all measures aimed to fulfil the sentence.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucila Romero
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 27, 2019	By:	/s/ Solange Barthe Dennin
		Name:	Solange Barthe Dennin
		Title:	Alternate Responsible for Market Relations